

Mail Stop 3030

February 27, 2018

Scott H. Keeney
President and Chief Executive Officer
nLIGHT, Inc.
5408 Northeast 88th Street, Building E
Vancouver, Washington 98665

Re: nLIGHT, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted February 12, 2018
CIK No. 0001124796

Dear Mr. Keeney:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 43

1.   Please revise the table to end with a caption labelled as Total debt and total stockholders' equity instead of Total liabilities and total stockholders' equity. Further, present your Cash and cash equivalent amounts separately by including double lines under the amounts and do not include them when calculating your total capitalization or Total debt and total stockholders' equity amounts.

Dilution, page 45

2.   Please provide us with your calculation of pro forma net tangible book value and pro forma net tangible book value per share as of December 31, 2017. In that regard, explain how you determined total tangible assets.

Management's Discussion and Analysis . . ., page 49

3.   Please expand your revisions in response to prior comment 10 to clarify the extent to which your products are "displacing" other laser and non-laser technologies. Also, if these competing technologies hold a significantly greater share of the markets in which you compete, please revise to clarify your competitive position.

Comparison of Years Ended December 31, 2017 and 2016, page 54

4.   Please expand your revisions in response to prior comment 11 to quantify the amount of the disclosed changes attributable to volume and new products. Please also revise to quantify any material offsetting changes in price, given your disclosure on page 50 regarding typical erosion of average selling prices in your industry and as your products mature.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

5.   Please amend your filing to include an audit report that is signed by your independent registered public accounting firm as required by Rule 2-02(a) of Regulation S-X. Refer to Item 302(a) of Regulation S-T which provides guidance on including signatures in electronic filings.

Exhibits

6.   We note the disclosure on page 106 regarding the agreement with Mr. Bareket. Please file that agreement as an exhibit. Please also file as exhibits the agreements related to the "arrangements" referenced on pages 92-93.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountants, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Bryan D. King, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation